Exhibit 99 (g)  (Item 27(g)) – CSLR Reinsurance Agreement

COINSURANCE AND MODIFIED COINSURANCE AGREEMENT
between
Corporate Solutions Life Reinsurance Company
and
Venerable Insurance and Annuity Company
effective as of June 1, 2021
Treaty Number: CSLRVIAC-060121

TABLE OF CONTENTS
Page
ARTICLE I GENERAL PROVISIONS
Section 1.01	Defined Terms
Section 1.02	Other Definitional Provisions.
ARTICLE II COVERAGE
Section 2.01	Scope and Basis of Reinsurance.
Section 2.02	Separate Accounts.
Section 2.03	General Account Reserve
Section 2.04	Policy Changes.
Section 2.05	Reinstatement of Surrendered Policies
Section 2.06	Misstatement of Fact
Section 2.07	MGIB Annuitizations.
ARTICLE III INITIAL TRANSFER; PREMIUMS; EXPENSES
Section 3.01	Initial Transfer
Section 3.02	Reinsurance Premiums
Section 3.03	Expenses
ARTICLE IV SETTLEMENTS AND REPORTS
Section 4.01	Weekly Settlements
Section 4.02	Quarterly Settlements10
Section 4.03	Payments
ARTICLE V CREDIT FOR REINSURANCE 11
Section 5.01	Credit for Reinsurance11
ARTICLE VI CLAIMS SETTLEMENT 11
Section 6.01	Claims Settlement11
Section 6.02	Recoveries
ARTICLE VII ADMINISTRATION
Section 7.01	Policy Administration
Section 7.02	Record Keeping
ARTICLE VIII TERM; TERMINATION; RECAPTURE 12
Section 8.01	Duration of Agreement12
Section 8.02	Recapture
Section 8.03	Terminal Settlement.13
Section 8.04	Survival
ARTICLE IX DISPUTE RESOLUTION 14
Section 9.01	Negotiation14
Section 9.02	Arbitration; Waiver of Jury Trial14
ARTICLE X INSOLVENCY 15
Section 10.01	Insolvency15
Section 10.02	Insolvency of the Ceding Company16
ARTICLE XI TAXES 16
Section 11.01	DAC Tax Section 1.848-2(G)(8) Election16

ARTICLE XII MISCELLANEOUS 17
Section 12.01	Currency17
Section 12.02	Interest17
Section 12.03	Right of Setoff and Recoupment17
Section 12.04	No Third Party Beneficiaries17
Section 12.05	Amendmen18
Section 12.06	Notices18
Section 12.07	Consent to Jurisdiction18
Section 12.08	Service of Process18
Section 12.09	Confidentiality18
Section 12.10	Successors19
Section 12.11	Errors and Omissions19
Section 12.12	Entire Agreement19
Section 12.13	Severability19
Section 12.14	Construction19
Section 12.15	Non-Waiver19
Section 12.16	Further Assurances.20
Section 12.17	Governing Law20
Section 12.18	Counterparts20

Schedules
Schedule A – Reinsured Policies
Schedule B – Separate Accounts
Schedule C – Net Settlement
Schedule D – Expense Allowance
Schedule E – Weekly Accounting Period Reports
Schedule F – Quarterly Accounting Period Reports

COINSURANCE AND MODIFIED COINSURANCE AGREEMENT
This COINSURANCE AND MODIFIED COINSURANCE AGREEMENT (the “Agreement”), effective as of June 1, 2021 (the “Effective Date”), is made by and between Venerable Insurance and Annuity Company, a life insurance company domiciled in the State of Iowa (the “Ceding Company”), and Corporate Solutions Life Reinsurance Company, an insurance company domiciled in the State of Delaware (the “Reinsurer”).
WITNESSETH:
WHEREAS, the Ceding Company desires to cede, on a coinsurance and modified coinsurance basis, and the Reinsurer desires to accept, liabilities under the Reinsured Policies (as defined below), subject to the terms, conditions and limitations contained herein.
NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the Ceding Company and the Reinsurer hereby agree as follows:
ARTICLE I

GENERAL PROVISIONS
Section 1.01 Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:
“Account Value” shall mean the aggregate amount of all premiums, deposits and other amounts received by the Ceding Company from a contractholder with respect to a Reinsured Policy, together with any interest thereon or other amounts credited thereto, net of withdrawals, surrenders, policy loans and any other reductions.
“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person; provided, that “control” (including, with correlative meanings, “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.
“Agreement” shall have the meaning specified in the Preamble hereto.
“Authorized Representative” shall have the meaning specified in Section 10.01(a)(i).
“Books and Records” shall have the meaning specified in Section 7.02(a).
“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banking institutions are authorized or required by law or executive order to close in the State of Iowa or the State of New York.
“Ceding Company” shall have the meaning specified in the Preamble hereto.
“Code” shall have the meaning specified in Section 11.01(b).

“Effective Date” shall have the meaning specified in the Preamble hereto.
“Excluded Liabilities” shall mean Extra-Contractual Obligations and any ex gratia payments made by the Ceding Company (i.e., payments the Ceding Company is not required to make under the terms of the Reinsured Policies).
“Existing Payout Annuities” shall mean any supplementary contracts issued by the Ceding Company upon the annuitization of any such variable annuity contracts prior to the Effective Date, or any such variable annuity contracts that have been the subject of an annuitization prior to the Effective Date, which in each case are retained by the Ceding Company.
“Expense Allowance” shall have the meaning specified in Section 3.03.
“Extra-Contractual Obligations” shall mean any liabilities or obligations not arising under the express terms and conditions of, or in excess of the applicable policy limits of, the Reinsured Policies, including liabilities or obligations for fines, penalties, taxes, fees, forfeitures, compensatory damages, and punitive, special, treble, bad faith, tort, exemplary or other forms of extra-contractual damages awarded against or paid by the Ceding Company, which liabilities or obligations arise from any act, error or omission committed by the Ceding Company, whether or not intentional, negligent, in bad faith or otherwise relating to: (a) the form, marketing, sale, underwriting, production, issuance, cancellation or administration of the Reinsured Policies, (b) the investigation, defense, trial, settlement or handling of claims, benefits or payments under the Reinsured Policies, (c) the failure to pay, the delay in payment, or errors in calculating or administering the payment of benefits, claims or any other amounts due or alleged to be due under or in connection with the Reinsured Policies, (d) escheat or unclaimed property liabilities arising under or relating to the Reinsured Policies, or (e) the failure of the Reinsured Policies to qualify for their intended tax status.
“General Account Liabilities” shall mean, with respect to the Reinsured Policies, the following:  (a) the liabilities for claims, benefits, unearned premium, interest on claims or unearned premiums, interest on policy funds, withdrawals, amounts payable for returns or refunds of premium, surrender amounts, amounts payable on annuitized Reinsured Policies or Reinsured Policies in Payout Status, and any other amounts payable under the express terms and conditions of the Reinsured Policies to the extent such liabilities are not Separate Account Liabilities; provided, that General Account Liabilities with respect to the annuitization of any Reinsured Policy which has a MGIB rider shall be equal to the Statutory Reserve for the amount of the annuitization payment calculated under the Reinsured Policy (including, for the avoidance of doubt, any applicable riders) as of the time of the annuitization; (b) all liabilities arising out of changes to the terms and conditions of the Reinsured Policies consented to by the Reinsurer in accordance with Section 2.04(a), mandated by applicable law or initiated by a contractholder, claimant or beneficiary pursuant to the terms of the applicable Reinsured Policies but excluding in all cases, Excluded Liabilities; and (c) any general account fixed options under Reinsured Policies.
“General Account Reserve” shall mean the statutory reserves with respect to General Account Liabilities, calculated consistent with the reserve requirements, statutory accounting rules and actuarial principles applicable to the Ceding Company under applicable law.  For the avoidance of doubt, “General Account Reserves” do not include the Account Values in the Separate Account.
“Initial Payment” shall mean $812,827,177.00
“MGIB” shall mean a minimum guaranteed income benefit under a variable annuity policy rider.
“MGWB” shall mean the minimum guaranteed withdrawal benefit under a variable annuity policy rider.

“MGWBL” shall mean a minimum guaranteed withdrawal benefit for life under a variable annuity policy rider.
“Non-Public Personal Information” shall have the meaning specified in Section 12.09.
“Payout Status” shall mean, with respect to a Reinsured Policy with a MGWB rider or MGWBL rider, the time at which the Account Value of such Reinsured Policy equals zero (0) dollars at maturity of the MGWB rider or MGWBL rider.
“Permitted Assets” shall mean cash, any securities qualifying as admitted assets of the Ceding Company under the applicable laws of the state of domicile of the Ceding Company, and any other form of security acceptable to the Iowa Insurance Commissioner.
“Person” shall mean and include an individual, a corporation, a partnership, an association, a trust, an unincorporated organization or a government or political subdivision thereof.
“Policy Premium” shall mean all rider fees, mortality and expense fees, and other amounts charged to or deducted from a contractholder’s account in respect of a Reinsured Policy and all revenue sharing payments and other amounts received from funds by the Ceding Company in respect of a Reinsured Policy.

“Quarterly Accounting Period” shall mean (a) a calendar quarter or, in the event of a termination of this Agreement in accordance with Article IX, such shorter period as may end on the termination effective date or (b) any shorter period to which the parties may agree; provided, that the first Accounting Period shall commence on the Effective Date and end on the last day of the calendar quarter during which the Effective Date occurs.
“Quarterly Net Settlement” shall have the meaning specified in Section 4.02(b).
“Reinsurance Premium” shall have the meaning specified in Section 3.02.
“Reinsured Liabilities” shall have the meaning specified in Section 2.01(c).
“Reinsured Policies” shall mean all variable annuity contracts described on Schedule A hereto, including any amendments, riders or endorsements attached thereto including the Existing Payout Annuities.
“Reinsurer” shall have the meaning specified in the Preamble hereto.
“Required Amount” shall mean, with respect to any date of determination, an amount equal to the General Account Reserves as of such date.
“SAP” shall mean the statutory accounting principles prescribed or permitted by the insurance regulatory authorities in the State of Iowa or other applicable jurisdictions.
“Separate Account” shall mean all variable annuity separate accounts maintained by the Ceding Company with respect to the Reinsured Policies and described on Schedule B hereto.
“Separate Account Liabilities” shall mean those liabilities that are payable from the assets of the Separate Account in respect of the Reinsured Polices but excluding any Excluded Liabilities.

“Separate Account Reserves” shall mean the aggregate amount of reserves and deposits of the Ceding Company attributable to the Separate Account Liabilities, calculated consistent with the reserve requirements, statutory accounting rules and actuarial principles applicable to the Ceding Company under applicable law.
“Statutory Reserve” shall mean the statutory reserves calculated consistent with the reserve requirements, statutory accounting rules, valuation laws, regulations and actuarial principles applicable to the Ceding Company.
“Statutory Value” shall mean, with respect to any assets, the statutory admitted value of the assets as reflected on the Ceding Company’s statutory books and records.
“Terminal Settlement” shall have the meaning specified in Section 8.03(a).
“Weekly Accounting Period” shall have the meaning specified in Section 4.01(a).
“Weekly Net Settlement” shall have the meaning specified in Section 4.01(a).
Section 1.02 Other Definitional Provisions.
(a) For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole, including all schedules, unless otherwise indicated.
(b) Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.
(c) The term “including” means “including but not limited to.”
(d) Whenever used in this Agreement, the masculine gender shall include the feminine and neutral genders and vice versa.
(e) The schedules hereto are hereby incorporated by reference into the body of this Agreement.
(f) All references herein to articles, sections, subsections, schedules shall be deemed references to articles and sections and subsections of, and schedules to, this Agreement unless the context shall otherwise require.
(g) All terms defined in this Agreement shall have the defined meaning when used in any schedule, certificate, report or other documents attached hereto or made or delivered pursuant hereto unless otherwise defined therein.

ARTICLE II

COVERAGE
Section 2.01 Scope and Basis of Reinsurance.
(a) This Agreement shall be effective as of 12:00:01 A.M. on the Effective Date.
(b) This Agreement is an agreement for coinsurance and modified coinsurance made solely between the Ceding Company and the Reinsurer.
(c) Subject to the terms, conditions and limits of this Agreement (including the exclusion from coverage of Excluded Liabilities), the Ceding Company hereby cedes to the Reinsurer, and the Reinsurer hereby agrees to indemnify the Ceding Company (i) on a coinsurance basis, for one hundred percent (100%) of the General Account Liabilities of the Ceding Company under the Reinsured Policies and (ii) on a modified coinsurance basis, for one hundred percent (100%) of the Separate Account Liabilities of the Ceding Company under the Reinsured Policies, in each case, payable by the Ceding Company (the “Reinsured Liabilities”).
(d) Subject to the terms, conditions and limits of this Agreement (including the exclusion from coverage of Excluded Liabilities), the Reinsurer shall follow the fortunes of the Ceding Company, and to that end the Reinsurer’s liability for the Reinsured Policies shall be identical to that of the Ceding Company and shall be subject to the same risks, terms, conditions, interpretations, waivers, modifications, alterations and cancellations as the respective insurances of the Ceding Company.
Section 2.02 Separate Accounts.
(a) For each Reinsured Policy, the amounts to be invested on a variable basis in accordance with the terms of such Reinsured Policy shall be held by the Ceding Company in a Separate Account, and all premiums, deposits and other amounts collected with respect to the Reinsured Policy shall be deposited in the Separate Account to the extent required to be deposited therein by such Reinsured Policy. The Ceding Company shall retain, control and own all assets contained in the Separate Account and shall hold Separate Account Reserves with respect to the Reinsured Policies that are funded, in whole or in part, by the Separate Account and such Separate Account Reserves shall be reported by the Ceding Company on its Separate Account balance sheets, consistent with SAP.
(a) For each of the Separate Accounts applicable to the Reinsured Policies, the amount to be paid with respect to surrenders, loans, annuitizations, withdrawal benefits, death benefits or any other amounts payable under such Reinsured Policy shall be paid out of the Separate Accounts to the extent required by such Reinsured Policy. For purposes hereof, the Reinsured Liabilities attributable to the Reinsured Policies shall be apportioned between the General Account Liabilities and the Separate Account Liabilities in a manner consistent with the terms and conditions of the applicable Reinsured Policies.

Section 2.03 General Account Reserve.  The Reinsurer shall establish and maintain the General Account Reserve for the General Account Liabilities in connection with Reinsured Policies. The General Account Reserve is calculated with respect to the General Account Liabilities in accordance with applicable valuation laws, regulations and actuarial guidelines to which the Ceding Company is subject.
Section 2.04 Policy Changes.
(a) Except as set forth in Section 2.04(b), if a change is made to the terms and conditions of a Reinsured Policy that increases or reduces the contractual liability of the Ceding Company, such change shall be reflected in the reinsurance of the Reinsured Policy only upon agreement of the Reinsurer.
(b) Any reduction or termination to the reinsurance of a Reinsured Policy is permitted only when the underlying contractholder directs such a reduction or termination of the Reinsured Policy that is in-force at the time that the reduction or termination takes place.
Section 2.05 Reinstatement of Surrendered Policies.  If a Reinsured Policy that is terminated, lapsed or surrendered is subsequently reinstated according to its terms and the Ceding Company’s reinstatement policies, the Reinsurer will, upon notification, automatically reinstate the reinsurance with respect to such Reinsured Policy; provided, that, to the extent that the reinstatement of such Reinsured Policy requires payment of premiums in arrears or reimbursement of claims paid, the Ceding Company shall pay to the Reinsurer all Reinsurance Premiums in arrears and all reimbursements of Reinsured Liabilities paid on such Reinsured Policy.
Section 2.06 Misstatement of Fact.  In the event of a change in the amount payable under a Reinsured Policy due to a misstatement of fact, the Reinsurer’s liability with respect to such Reinsured Policy will change proportionately.  The Reinsured Policy will be rewritten from commencement on the basis of the adjusted amounts using premiums and such other terms based on the correct facts, and the proper adjustment for the difference in Reinsurance Premiums, without interest, will be made.
Section 2.07 MGIB Annuitizations.
(a) In the event that a Reinsured Policy that has a MGIB rider is annuitized under the contract provisions of such policy, the Reinsurer shall pay to the Ceding Company the amount of the Statutory Reserve for the annuitization payment calculated under the terms of the Reinsured Policy (including, for the avoidance of doubt, any applicable riders) as of the time of the annuitization.
(b) At such time as a Reinsured Policy that has a MGIB reaches annuitization, such Reinsured Policy shall cease to be a Reinsured Policy under this Agreement, and, except to the extent set forth in Section 2.07(a), the Reinsurer will have no further liability with respect to such Reinsured Policy.

ARTICLE III

INITIAL TRANSFER; PREMIUMS; EXPENSES
Section 3.01 Initial Transfer.  On the Effective Date, the Ceding Company shall:
(a) Pay to the Reinsurer in cash or securities the amount of the Initial Payment; and
(b) Initiate the transfer of Permitted Assets with a Statutory Value equal to the Required Amount to the Reinsurer.
Section 3.02 Reinsurance Premiums.  The Reinsurer shall be entitled to the Policy Premiums with respect to the Reinsured Policies (collectively, the “Reinsurance Premiums”), to be paid in accordance with Article IV and Schedule C.
Section 3.03 Expenses.  The Ceding Company shall be entitled to receive from the Reinsurer an allowance for costs and expenses in connection with administering the Reinsured Policies (the “Expense Allowance”), in an amount to be determined in accordance with Schedule D.
ARTICLE IV

SETTLEMENTS AND REPORTS
Section 4.01 Weekly Settlements.
(a) An interim net balance payable under this Agreement for each calendar week shall be calculated for the previous calendar week (each, a “Weekly Accounting Period”) in accordance with Schedule C hereto and shall be payable as follows (the “Weekly Net Settlement”):
(i)	If the Weekly Net Settlement is positive, the Ceding Company shall pay that amount to the Reinsurer; and
(ii)	If the Weekly Net Settlement is negative, the Reinsurer shall pay the absolute value of that amount to the Ceding Company.
(b) Within five (5) calendar days following the end of each Weekly Accounting Period, the Ceding Company will submit to the Reinsurer a weekly accounting report containing the information identified on Schedule E hereto.  The Ceding Company shall provide or make available to the Reinsurer such additional documentation as may be necessary to support the items reported.
(c) Payment of the Weekly Net Settlement shall be due within five (5) calendar days following the date on which such report is delivered to the Reinsurer.
Section 4.02 Quarterly Settlements.
(a) The first Quarterly Accounting Period under this Agreement shall commence on the Effective Date and end on the last day of the Quarterly Accounting Period in which this Agreement is executed.  With respect to the Quarterly Accounting Period during which the applicable termination effective date occurs, the Quarterly Accounting Period shall commence on the beginning of the Quarterly Accounting Period in which the applicable termination effective date occurs and end on such termination date.

(b) The net balance payable under this Agreement for each Quarterly Accounting Period shall be calculated in accordance with Schedule C hereto and shall be payable as follows (the “Quarterly Net Settlement”):
(i)	If the Quarterly Net Settlement is positive, the Ceding Company shall pay that amount to the Reinsurer; and
(ii)	If the Quarterly Net Settlement is negative, the Reinsurer shall pay the absolute value of that amount to the Ceding Company.
(c) Not later than twenty one (21) calendar days after the end of each Quarterly Accounting Period, the Ceding Company will submit to the Reinsurer a report containing the information identified on Schedule F hereto.  All Weekly Net Settlement amounts paid during any Quarterly Accounting Period shall be reflected in the Quarterly Accounting Report with respect to such Quarterly Accounting Period and taken into account in determining the Quarterly Net Settlement with respect to such Quarterly Accounting Period.  The Ceding Company shall provide or make available to the Reinsurer such additional documentation as may be necessary to support the items reported.
(d) Payment of the Quarterly Net Settlement shall be due within thirty (30) calendar days following the date on which such report is delivered to the Reinsurer.
Section 4.03 Payments
(a) Except as otherwise set forth herein, any amount due under this Agreement shall be paid by wire transfer of immediately available funds, or in kind with assets with a fair market value equal to the required payment amount, in each case, to the account or accounts designated by the recipient thereof.  For all purposes of this Agreement, the fair market value of any assets shall be determined by the Ceding Company in accordance with its then-current asset valuation methodologies.
ARTICLE V

CREDIT FOR REINSURANCE
Section 5.01 Credit for Reinsurance.  The parties intend that the Ceding Company shall receive statutory reserve credit for the reinsurance provided hereunder.  The  parties agree to use their respective reasonable best efforts to ensure that such statutory reserve credit remains available to the Ceding Company at all times.
ARTICLE VI

CLAIMS SETTLEMENT
Section 6.01 Claims Settlement.
(a) The Ceding Company is responsible for the settlement of claims with respect to the Reinsured Liabilities in accordance with the conditions of the Reinsured Policies and applicable law.
(b) The Ceding Company will notify the Reinsurer of all claims incurred during in the reports prepared in accordance with Article IV and Schedule E.

(c) The Ceding Company will provide, at the Reinsurer’s request, proper claim proofs (including, for example, proofs required under the Reinsured Policies), all relevant information respecting the existence and validity of the claim, and an itemized statement of the benefits paid by Ceding Company under the Reinsured Policy.
(d) The Reinsurer will pay the amount of the Reinsured Liabilities due and owing to Ceding Company in accordance with Article IV and Schedule C.  The Ceding Company’s contractual liability for claims is binding on the Reinsurer.
Section 6.02 Recoveries.  If the Ceding Company obtains any recoveries on a claim with respect to the Reinsured Liabilities paid by it in accordance with the terms of any Reinsured Policy, the Ceding Company shall promptly pay any such recoveries to the Reinsurer in accordance with Article IV and Schedule C.
ARTICLE VII

ADMINISTRATION
Section 7.01 Policy Administration.  The Ceding Company shall provide all required, necessary and appropriate claims, administrative and other services with respect to the Reinsured Policies and the Separate Account.  The Ceding Company shall use reasonable care in its underwriting, administration and claims practices with respect to the Reinsured Policies and in administering and performing its duties under this Agreement.
Section 7.02 Record Keeping.
(a) The Ceding Company shall maintain all records and correspondence for services performed by the Ceding Company hereunder relating to the Reinsured Policies (“Books and Records”) in accordance with industry standards of insurance record keeping.
(b) In addition, such records shall be made available for examination, audit, and inspection by the department of insurance of any State within whose jurisdiction the Ceding Company or the Reinsurer operates.  The Ceding Company and the Reinsurer further agree that in the event of the termination of this Agreement, any such records in the possession of the Reinsurer shall promptly be duplicated and forwarded to the Ceding Company unless otherwise instructed.
(c) The Ceding Company shall establish and maintain an adequate system of internal controls and procedures for financial reporting relating to the Reinsured Policies including associated documentation and shall make such documentation available for examination and inspection by the Reinsurer.  All reports provided by the Ceding Company pursuant to this Agreement shall be prepared in accordance with such system and procedures and shall be consistent with the Ceding Company’s books and records.
ARTICLE VIII

TERM; TERMINATION; RECAPTURE
Section 8.01 Duration of Agreement.  Except as provided herein, the reinsurance provided under this Agreement for each Reinsured Policy will be maintained and continued as long as such Reinsured Policy is in force or reinsured hereunder.  In the event of termination of this Agreement, the Ceding Company or the Reinsurer shall provide prompt written notice of such termination to the Iowa Insurance Division.

Section 8.02 Recapture.
(a) Reinsurance under this Agreement may be terminated with respect to any or all Reinsured Policies by mutual agreement of the parties.  The parties shall agree upon the effective date of the termination.
(b) Subject to payment of the Terminal Settlement set forth in Section 8.03:
(i)
The Ceding Company has the right to terminate this Agreement (i) for any or all Reinsured Policies, upon thirty (30) calendar days’ advance written notice to the Reinsurer or (ii) if the Ceding Company is denied statutory reserve credit by its regulators or is unable to take statutory reserve credit for the reinsurance coverage provided under this Agreement, upon written notice to the Reinsurer.

(ii)
The Reinsurer has the right to terminate this Agreement upon thirty (30) calendar days’ advance written notice to the Ceding Company, in the event that the Ceding Company fails to pay any positive Quarterly Net Settlement within sixty (60) calendar days after the end of a Quarterly Accounting Period.

(c) In the event of termination in accordance with this Section 8.02, the Reinsurer will be relieved of all liability under the Reinsured Policies as of the last date for which amounts due the Reinsurer have been paid for each Reinsured Liability.
(d) The Ceding Company agrees that it will not force termination of this Agreement under this provision to transfer the reinsurance of the Reinsured Policies to another reinsurer.
Section 8.03 Terminal Settlement.
(a) Termination of this Agreement under Section 8.02 for reinsurance coverage is subject to a settlement (the “Terminal Settlement”) equal to:
(i)
the Net Settlement as of the applicable termination effective date, which for purposes of this Section 8.03 shall be a positive number if the Net Settlement is payable to the Reinsurer and a negative number if the Net Settlement is payable to the Ceding Company; plus

(ii)	an amount equal to the Required Amount; plus
(iii)	an additional amount as may be mutually agreed by the parties.
(b) If the amount of the Terminal Settlement is positive, the Reinsurer shall pay such amount to the Ceding Company by wire transfer or by transferring Permitted Assets with a Statutory Value equal to the Required Amount to the Ceding Company.  If the amount of the Terminal Settlement is negative, the Ceding Company shall pay the absolute value of such amount to the Reinsurer by wire transfer.  The party with the payment obligation shall pay the other party the Terminal Settlement within thirty (30) calendar days after the applicable termination effective date.  In the event that, subsequent to the Terminal Settlement, the Ceding Company receives a valid claim for a Reinsured Liability that was incurred prior to the applicable termination effective date, the Reinsurer will reimburse the Ceding Company for such Reinsured Liability upon receipt of documentation with respect to such claim that is reasonably satisfactory to the Reinsurer.
(c) Upon termination of this Agreement, the Ceding Company shall cooperate with the Reinsurer to cancel any letter of credit or trust account created to provide credit for reinsurance hereunder.

Section 8.04 Survival.  All provisions of this Agreement will survive any termination of this Agreement and recapture of the Reinsured Policies to the extent necessary to carry out the purpose of this Agreement.
ARTICLE IX

DISPUTE RESOLUTION
Section 9.01 Negotiation.
(a) Within fifteen (15) calendar days after the Reinsurer or the Ceding Company has given the other party written notification of a specific dispute arising out of or relating to this Agreement, each party will appoint a designated officer of its company to attempt to resolve such dispute.  The officers will meet at a mutually agreeable time and location as soon as reasonably possible and as often as reasonably necessary in order to gather and furnish the other with all appropriate and relevant information concerning the dispute.  Any such meetings may be held by telephone or video conference.  The officers will discuss the matter in dispute and will negotiate in good faith without the necessity of formal arbitration proceedings.  During the negotiation process, all reasonable requests made by one officer to the other for information will be honored.  The specific format for such discussions will be decided by the designated officers.
(b) If the officers cannot resolve the dispute within thirty (30) calendar days of their first meeting, the dispute will be submitted to formal arbitration pursuant to Section 9.02, unless the parties agree in writing to extend the negotiation period for an additional thirty (30) calendar days.
Section 9.02 Arbitration; Waiver of Jury Trial.
(a) It is the intention of the Reinsurer and the Ceding Company that the customs and practices of the insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement.  The parties agree to act in all matters with the utmost good faith.  However, if the Reinsurer and the Ceding Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, including the validity of this Agreement, and the dispute cannot be resolved through the negotiation process, the dispute will be finally settled by arbitration in accordance with the provisions of this Section 9.02.
(b) To initiate arbitration, either the Ceding Company or the Reinsurer will notify the other party by certified mail of its desire to arbitrate, stating the nature of the dispute and the remedy sought.
(c) Any arbitration pursuant to this Section 9.02 will be conducted before a panel of three (3) arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their Affiliates or subsidiaries, or other professionals with experience in life insurance or reinsurance; provided, that such professionals shall not have performed services for either party within the previous five (5) years.  Each of the arbitrators will be familiar with the prevailing customs and practices for reinsurance in the life insurance and life reinsurance industry in the United States.  Each of the parties will appoint one arbitrator and the two so appointed will select the third arbitrator who shall be independent and impartial.  If either party refuses or fails to appoint an arbitrator within sixty (60) calendar days after the other party has given written notice to such party of its arbitrator appointment, the party that has given notice may appoint the second arbitrator.  If the two arbitrators do not agree on a third arbitrator within thirty (30) calendar days of the appointment of the second arbitrator, then the third arbitrator shall be selected by the ARIAS-U.S. Umpire Selection Procedure (available at www.ARIAS-US.org), subject to the arbitrator qualification requirements herein.

(d) Each arbitration hearing under this Agreement will be held on the date set by the arbitrators at a mutually agreed upon location.  In no event will this date be later than six (6) months after the appointment of the third arbitrator.  Notwithstanding Section 12.17, the arbitration shall be governed by Title 9 (Arbitration) of the United States Code.
(e) The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the insurance and reinsurance industries rather than on strict interpretation of the law.  The decision of the arbitrators will be made by majority rule and will be final and binding on both parties, unless (i) the decision was procured by corruption, fraud or other undue means; (ii) there was evident partiality by an arbitrator or corruption in any of the arbitrators or misconduct prejudicing the rights of any party; or (iii) the arbitrators exceeded their powers.  Subject to the preceding sentence, neither party may seek judicial review of the decision of the arbitrators.  The arbitrators shall enter an award which shall do justice between the parties and the award shall be supported by a reasonably detailed written opinion stating the basis and rationale of the award.  The parties agree that the federal courts in the state of domicile of the Ceding Company, or the state courts of such state, have jurisdiction to hear any matter relating to compelling arbitration or enforcing the judgment of an arbitral panel, and the parties hereby consent to such jurisdiction.  Each party hereby waives, to the fullest extent permitted by law, any objection it may now or hereafter have to the laying of such venue, or any claim that a proceeding has been brought in an inconvenient forum.  In addition, the Ceding Company and Reinsurer hereby consent to service of process out of such courts at the addresses set forth in Section 12.06.
(f) Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees.  The parties will jointly bear the expense of the third arbitrator.
(g) Waiver of Trial by Jury.  THE REINSURER AND THE CEDING COMPANY HEREBY WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT.
ARTICLE X

INSOLVENCY
Section 10.01 Insolvency.
(a) A party to this Agreement will be deemed “insolvent” when it:
(i)	applies for or consents to the appointment of a receiver, rehabilitator, conservator, liquidator or statutory successor (the “Authorized Representative”) of its properties or assets;
(ii)	is adjudicated as bankrupt or insolvent;
(iii)
files or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation, rehabilitation, conservation or similar law or statute; or

(iv)	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party’s domicile.
(b) In the event of the insolvency of either party, the rights or remedies of this Agreement will remain in full force and effect.

Section 10.02 Insolvency of the Ceding Company.  In the event of the insolvency of the Ceding Company:
(i)
The reinsurance provided under this Agreement will be payable by the Reinsurer directly to the Ceding Company or its Authorized Representative, without diminution because of such insolvency, on the basis of the reported claims allowed against the Ceding Company by any court of competent jurisdiction or by the Authorized Representative having authority to allow such claims.

(ii)
The Reinsurer will be liable only for benefits reinsured as benefits become due under the terms of the Reinsured Policies and will not be or become liable for any amounts or reserves to be held by the Ceding Company as to the Reinsured Policies or for any damages or payments resulting from the termination or restructuring of the Reinsured Policies that are not otherwise expressly covered by this Agreement.  The Ceding Company or its Authorized Representative will give written notice to the Reinsurer of all pending claims against the Ceding Company on any Reinsured Policies within a reasonable time after filing in the insolvency proceedings.  While a claim is pending, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceedings where the claim is to be adjudicated, any defense or defenses which it may deem available to the Ceding Company or its Authorized Representative.

ARTICLE XI

TAXES
Section 11.01 DAC Tax Section 1.848-2(G)(8) Election.  The Ceding Company and the Reinsurer hereby agree to make an election under Treasury Regulation Section 1.848-2(g)(8) whereby:
(a) The Ceding Company and the Reinsurer will each attach a schedule to its federal income tax return which identifies this Agreement as a reinsurance agreement for which a joint election under Treasury Regulation Section 1.848-2(g)(8) has been made and will otherwise file its respective federal income tax returns in a manner consistent with the provisions of Treasury Regulation Section 1.848-2 in effect on the date this Agreement is executed.
(b) For each taxable year under this Agreement, the party with the net positive consideration, as defined in the regulations promulgated under Section 848 of the Internal Revenue Code of 1986 (the “Code”), will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Code Section 848(c)(1) of the Code.
(c) The Ceding Company and the Reinsurer agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Code and applicable Treasury Regulations.
(d) The first tax year for which this election is effective is 2021.
(e) The Ceding Company will submit to the Reinsurer by May 1 each year its calculation of the amount of the net consideration for the preceding calendar year.  This schedule of calculations will be accompanied by a statement that the Ceding Company will report such amount of net consideration in its tax return for the preceding calendar year.

(f) The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) calendar days of the Reinsurer’s receipt of the Ceding Company’s calculation.  If the Reinsurer does not so notify the Ceding Company, the Reinsurer will report the amount of net consideration as determined by the Ceding Company in the Reinsurer’s tax return for the previous calendar year.
(g) If the Reinsurer contests the Ceding Company’s calculation of the amount of net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation.  If the Ceding Company and the Reinsurer reach agreement on the net amount of net consideration, each party will report such amount in their respective tax returns for the previous calendar year.
(h) If the Ceding Company and the Reinsurer fail to reach an agreement on the correct amount of net consideration, any dispute shall be resolved in accordance with Article X; provided, that, in addition to the requirements set forth in Article X, the parties agree to use their reasonable best efforts to select arbitrators and take all necessary actions, and to cause the arbitrators to take all necessary actions, so that the final arbitrators’ report can be delivered to the parties no later than thirty (30) days before the day on which the relevant federal tax return is due to be filed (determined with regard to any extensions of time for filing.)
(i) Both Ceding Company and Reinsurer represent and warrant that they are subject to U.S. taxation under either Subchapter L of Chapter 1, or Subpart F of Part III of Subchapter N of Chapter 1 of the Code, as amended.
ARTICLE XII

MISCELLANEOUS
Section 12.01 Currency.  All payments due under this Agreement will be made in U.S. Dollars.
Section 12.02 Interest.  All amounts due and payable by the Ceding Company or the Reinsurer under this Agreement that remain unpaid for more than fifteen (15) calendar days from the date due hereunder will incur interest from the date due hereunder.  Except as otherwise set forth in this Agreement, such interest shall accrue at a rate equal to six percent (6%), calculated on a 30/360 basis.  Notwithstanding the foregoing, this Agreement permits the award, by any arbitration panel or court of competent jurisdiction, of interest at a per annum rate different from that provided in this Section 12.02.
Section 12.03 Right of Setoff and Recoupment.  Each of the Ceding Company and the Reinsurer shall have, and may exercise at any time and from time to time, the right to setoff or recoup any undisputed balance or balances, whether on account of Reinsurance Premiums, allowances, credits, Reinsured Liabilities or otherwise, due from one party to the other under this Agreement and may setoff or recoup such balance or balances against any balance or balances due to the former from the latter under this Agreement.
Section 12.04 No Third Party Beneficiaries.  This Agreement is an indemnity reinsurance agreement solely between the Ceding Company and the Reinsurer.  The acceptance of risks under this Agreement by the Reinsurer will create no right or legal relation between the Reinsurer and the insured, owner, beneficiary, or assignee of any insurance policy of the Ceding Company.  In addition, nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third party to any party to this Agreement.

Section 12.05 Amendment.  This Agreement may not be changed or modified or in any way amended except by a written instrument duly executed by the proper officers of both parties to this Agreement and any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and duly executed by the proper officers of both parties to this Agreement.  No party may amend this Agreement (including, without limitation, the Expense Allowance, as set forth on Schedule D hereto) without the Ceding Company having received the prior approval or non-objection of the Iowa Insurance Division.
Section 12.06 Notices.  All notices by one party must be in writing and will be deemed effective upon delivery to the other party at the address set forth below. All other communications shall be by electronic mail, unless a written copy is otherwise requested.
if to the Ceding Company:
Venerable Insurance and Annuity Company
1475 Dunwoody Drive Suite 200
West Chester, PA 19380
Attn:  David P. Wiland, EVP & Chief Financial Officer
if to the Reinsurer:
Corporate Solutions Life Reinsurance Company
1475 Dunwoody Drive
West Chester, PA 19380
Attention: Greg Smith
Timothy Brown
Email: Gregory.Smith@venerableannuity.com
Timothy.Brown@venerableannuity.com

Section 12.07 Consent to Jurisdiction.  Subject to the terms and conditions of Article X, in the event of the need for a judicial determination respecting this Agreement, the Reinsurer will consent to the jurisdiction of any court of general jurisdiction within the State of Iowa. The Reinsurer agrees to comply with all requirements necessary to give such court jurisdiction and agrees to abide by the final decision of such court or any appellate court in the event of an appeal.
Section 12.08 Service of Process.  Each party hereby designates the Commissioner of the Iowa Insurance Division as its agent for service of process in any action, suit, proceeding instituted by or on behalf of the other party with respect to this Agreement.
Section 12.09 Confidentiality.  The Ceding Company shall not provide the Reinsurer, and the Reinsurer shall have no right of access to, any Non-Public Personal Information except to the extent necessary for purposes of this Agreement.  The Reinsurer and its representatives and service providers will protect the confidentiality and security of any Non-Public Personal Information (as defined below) provided to it hereunder by:
(a) holding all Non-Public Personal Information in strict confidence;

(b) maintaining appropriate measures that are designed to protect the security, integrity and confidentiality of Non-Public Personal Information; and
(c) disclosing and using Non-Public Personal Information received under this Agreement only for purposes of carrying out the Reinsurer’s obligations under this Agreement, for purposes of retrocession, or as may be required or permitted by law.
“Non-Public Personal Information” is personally identifiable medical, financial, and other personal information about proposed, current and former applicants, policy owners, contract holders, insureds, annuitants, claimants, and beneficiaries of Reinsured Policies or contracts issued by the Ceding Company, and their representatives, that is not publicly available.  Non-Public Personal Information does not include de-identified personal data, i.e., information that does not identify, or could not reasonably be associated with, an individual.
Section 12.10 Successors.  This Agreement will be binding upon the parties hereto and their respective successors and assigns including any Authorized Representative of either party.  Neither party may effect any novation of this Agreement without the other party’s prior written consent.  No party may assign or novate this Agreement without the Ceding Company having received the prior approval or non-objection of the Iowa Insurance Division.
Section 12.11 Errors and Omissions.  Any unintentional or accidental failure to comply with the terms of this Agreement which can be shown to be the result of an oversight or clerical error relating to the administration of reinsurance by either party will not constitute a breach of this Agreement.  Upon discovery, the error will be promptly corrected so that both parties are restored to the position they would have occupied had the oversight or clerical error not occurred.  In the event a payment is corrected, the party receiving the payment shall be entitled to interest in accordance with Section 12.02.  Should it not be possible to restore both parties to this position, the party responsible for the oversight or clerical error will be responsible for any resulting liabilities and expenses.
Section 12.12 Entire Agreement.  This Agreement and the schedules hereto constitute the entire agreement between the parties with respect to the business reinsured hereunder and supersede any and all prior representations, warranties, prior agreements or understandings between the parties pertaining to the subject matter of this Agreement.  There are no understandings between the parties other than as expressed in this Agreement and the schedules hereto.  In the event of any express conflict between this Agreement and the schedules hereto, the schedules hereto will control.
Section 12.13 Severability.  Determination that any provision of this Agreement is invalid or unenforceable will not affect or impair the validity or the enforceability of the remaining provisions of this Agreement.
Section 12.14 Construction.  This Agreement will be construed and administered without regard to authorship and without any presumption or rule of construction in favor of either party.  This Agreement is between sophisticated parties, each of which has reviewed this Agreement and is fully knowledgeable about its terms and conditions.
Section 12.15 Non-Waiver.  Neither the failure nor any delay on the part of the Ceding Company or the Reinsurer to exercise any right, remedy, power, or privilege under this Agreement shall operate as a waiver thereof.  No single or partial exercise of any right, remedy, power or privilege shall preclude the further exercise of that right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.  No waiver of any right, remedy, power or privilege with respect to any occurrence shall be construed as a waiver of that right, remedy, power or privilege with respect to any other occurrence.  No prior transaction or dealing between the parties will establish any custom, usage or precedent waiving or modifying any provision of this Agreement.  No waiver shall be effective unless it is in writing and signed by the party granting the waiver.
Section 12.16 Further Assurances.  From time to time, as and when requested by a party hereto, the other party hereto shall execute and deliver all such documents and instruments and shall take all actions as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
Section 12.17 Governing Law.  This Agreement will be governed by and construed in accordance with the laws of the State of Iowa without giving effect to any principles of conflicts of law thereof that are not mandatorily applicable by law and would permit or require the application of the laws of another jurisdiction.
Section 12.18 Counterparts.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the Effective Date.

VENERABLE INSURANCE AND ANNUITY COMPANY
By: /s/ Patrick D. Lusk
Name:  Patrick D. Lusk
Title: President and Chief Executive Officer

CORPORATE SOLUTIONS LIFE REINSURANCE COMPANY
By: /s/ Patrick D. Lusk
Name:  Patrick D. Lusk
Title: President and Chief Executive Officer

Signature Page to VIAC-CS LIFE Coinsurance Agreement

Schedule A
Reinsured Policies
Reinsured policies have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Schedule A

Schedule B
Separate Accounts
Description	Account Value
Separate Account B	XXXXXXXXXX
Separate Account EQ	XXXXXXXXXX
Separate Account U	XXXXXXXXXX
XXXXXXXXXX

Schedule B

Schedule C
Net Settlement
The Weekly Net Settlement shall be determined for each Weekly Accounting Period as follows:
(a) Reinsurance Premiums for such Weekly Accounting Period, less
(b) The amount of claims payable during the Weekly Accounting Period in respect of all Reinsured Liabilities.

The Quarterly Net Settlement shall be determined for each Quarterly Accounting Period as follows, taking into account Weekly Net Settlements paid during such Quarterly Accounting Period:
(a) Reinsurance Premiums for such Quarterly Accounting Period, less
(b) The amount of the Statutory Reserve for all Reinsured Policies that have a GMIB rider that annuitize during the Quarterly Accounting Period, less
(c) The amount of claims payable during the Weekly Accounting Period in respect of all Reinsured Liabilities, less
(d) The Expense Allowance for such Quarterly Accounting Period.

Schedule C

Schedule D
Expense Allowance

Expense Allowance information has been omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Schedule D

Schedule E
Weekly Accounting Period Reports

The report for each Weekly Accounting Period shall identify:
1.	Reinsurance Premiums payable by the Ceding Company and due the Reinsurer as of the close of the reported Weekly Accounting Period.
2.	The amount payable by the Reinsurer and due the Ceding Company as of the close of the reported Weekly Accounting Period in respect of the Reinsured Policies.
3.	Claims incurred by the Ceding Company during the Weekly Accounting Period.

Schedule E

Schedule F
Quarterly Accounting Period Reports

The report for each Quarterly Accounting Period shall identify:
1.	Reinsurance Premiums payable by the Ceding Company and due the Reinsurer as of the close of the reported Quarterly Accounting Period.
2.	The amount payable by the Reinsurer and due the Ceding Company as of the close of the reported Quarterly Accounting Period.in respect of the Reinsured Policies.
3.	Claims incurred by the Ceding Company during the Quarterly Accounting Period.
4.	The amount of the Statutory Reserve for each Reinsured Policy with an MGIB rider that annuitizes during the Quarterly Accounting Period.
5.	Statutory Reserve.
6.	Required Amount.
7.	Tax Reserves.

8.	The amount of the Expense Allowance.

9.	Amounts paid by the Reinsurer in respect of Weekly Net Settlements during the Quarterly Accounting Period.

10.	Amounts paid by the Ceding Company in respect of Weekly Net Settlements during the Quarterly Accounting Period.

Schedule F